FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
AMERICA WEST EMPLOYEE Q&A REGARDING US AIRWAYS POLICY CHANGES
Background info:
Q — Who decided these changes and why?
A — Teams comprised of Airways and AWA representatives looked at the way both companies do business and determined the new policies, keeping in mind the goal of simplifying the way we do business. Policy decisions were made in three areas, unaccompanied minors (UMs), pets and therapeutic oxygen. (Note: In addition to the three policies, a determination was also made on carrying hazardous materials as cargo. Additional details can be found in employees’ HP News Now.)
We met with US Airways employees recently and the resounding message was they want the tools to do their jobs well. Consider services like leasing space to house the pet kennels, building and furnishing UM hold rooms, etc. Those service elements, while nice, don’t allow employees to fully focus on our core business: safe, reliable, friendly, on-time transportation for customers and their luggage.
Q — Why is US Airways making these changes?
A — With US Airways and America West planning to merge in early October, the airlines are streamlining their policies. The end goal is to simplify the operations so the combined company can focus on our core mission: running an on-time airline that offers a lot of schedule choices and friendly reliable service at competitive fares. Every layer of complexity outside of this core mission contributes unnecessary costs and diverts our attention from providing the best service to our customers.
For example, maintaining the infrastructure to handle unaccompanied minor connections and the transportation of pets in the cargo bin is a complex process. After looking at the revenue implications and weighing those against the costs associated with having additional leased space at airports US Airways decided that getting back to the basics of the business (transporting customers and their baggage) is simply the right thing to do for the merged airline.
We recognize some may view these new policies as a takeaway, but they are much more aligned with other low-cost carriers. Bottom line, we think eliminating unnecessary cost and simplifying the way we do business will help us be successful as a merged airline.
Unaccompanied Minors
Q — What is the new US Airways unaccompanied minor policy, and when will it change?
A — Beginning Oct. 1, 2005, reservations will be accepted for unaccompanied minors on nonstop flights only. This eliminates connection service for unaccompanied minors (including direct flights and scheduled change of aircraft). It also helps us to ensure the safety of UMs in the case of weather delays, diversions, etc.
Q — Can unaccompanied minors travel on direct flights that have an intermediate stop but no change of planes?
A — No, simply because a stopover presents all sorts of potential issues (change of aircraft, as an example). Furthermore, eliminating or reducing airport space for hold rooms will lessen complexities and help the airline offer the low fares customers have said they want.
Q — What if a customer has already made a reservation for their child to travel?

A — For customers who have unaccompanied minors with ticketed reservations that were made prior to our announcement today, Aug. 17, 2005, they may travel on connecting flights or direct flights through Nov. 1, 2005.
Q — Will US Airways continue to take connecting reservations for travel for unaccompanied minors?
A — Reservations will be accepted after Aug. 17, 2005, for travel to be completed by Sept. 30, 2005. After Sept. 30, 2005, new bookings will only be accepted for unaccompanied minors on nonstop flights.
Q — What other flight options are available for an unaccompanied minor?
A — US Airways will first offer alternate nonstop flights on US Airways or America West. If there are no nonstop flights available, a refund of the customer’s ticket and unaccompanied minor fees will be provided.
Q — What will the fee be for unaccompanied minors under the new policy?
A — Once the merger is approved, there will only be one fee (one-way) of $40 for all unaccompanied minor service. Previously, the fees ranged from $40 to $90, depending on the destination and whether the service was nonstop or connecting. This is a positive for customers and again, offers a simpler approach.
Q — Is US Airways going to modify the age requirements for unaccompanied minors?
A — No. For both US Airways and America West, the age range will remain 5-14.
Q — Will there be a last-flight-of-the-day restriction?
A — Children are currently permitted to fly on the last nonstop flight of the day, and we do not plan to change this element.
Oxygen
Q — What is US Airways’ new medical oxygen policy, and when will it change?
A —US Airways will discontinue the sale of in-flight supplemental medical oxygen, effective for October 1, 2005 travel and beyond.
Q — What if a customer has already made a reservation?
A — US Airways is contacting customers currently holding reservations to arrange a full refund of the oxygen fee and ticket for travel if the customer is unable to travel without supplemental oxygen.
Q — What if a customer still wants to travel on US Airways without supplemental oxygen?
A — If the customer is medically able to do so, we will honor that reservation and refund prepaid oxygen fees.
Q — Why is US Airways discontinuing in-flight supplemental medical oxygen? This seems like a take-away!
A — With US Airways and America West planning to merge in early October, policies are being created for the merged airline with simplicity as the guide. Our mission is to run an efficient low-cost and on-time operation. We want to give our employees the tools to do their jobs and removing complex processes from our business will help put the focus on getting our customers and their luggage where they want to go at the time we committed. Finally, and certainly high on the priority list for air travelers, removing overhead costs from the system will help us keep fares low.
Q — Aren’t we required by law to provide in-flight supplemental oxygen to customers with disabilities?
A — No. The law does not require us to provide supplemental in-flight medical oxygen, and in addition, the FAA recently approved Portable Oxygen Concentrators (POCs) and we are hopeful that full use of these devices will soon be approved.
Q — Can customers use their Portable Oxygen Concentrator onboard?
A — As communicated above, the FAA recently approved POCs for use on commercial aircraft and we’re working out the details to facilitate implementation. Although customers can bring them on board, they can’t presently be used.

Q — Can customers use Helios oxygen dispenser onboard?
A — No. Helios uses liquid oxygen, which is prohibited onboard commercial aircraft.
Pets
Q — Why is US Airways no longer accepting pets or live animals as checked baggage or cargo?
A — Again, this goes back to simplifying the business. US will still allow pets in the cabin, but is simply getting out of the pet cargo transportation business so that they can focus on the core customer.
Q — When does this change go into effect?
A — Effective Aug. 17, 2005, US will no longer take reservations for new pet bookings for travel Oct. 1, 2005 and beyond. For reservations made by Aug. 17, 2005, US will honor the booking through Nov. 1, 2005.
Q — If a customer booked travel prior to Aug. 17, 2005, for travel after Nov. 1, 2005, what are his/her options?
A — For travel beyond Nov. 1, 2005, customers will be contacted and offered a refund of their ticket and fees.
Q — Can US transport pets in the cabin?
A — US will continue to allow pets in the cabin. The current policy is as follows: US Airways permits three pets in the passenger cabin on domestic flights, two in Coach and one in First Class. The pet must be able to fit under the seat and be in an approved kennel. US recommends customers make reservations in advance.
Q — What will the pet cabin fee be after Oct. 1, 2005?
A — The fee on both America West and US Airways will be $80 one-way.
Q — What about service animals?
A — US Airways and America West both transport service animals in the cabin to assist customers with disabilities, in accordance with federal regulations. We will absolutely continue to do this and remain in compliance.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.